FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement on 2010 annual general meeting supplemental notice of Huaneng Power International, Inc. (the “Registrant”);

2.	an announcement on inclusion of a newly proposed resolution for approval at the 2010 annual general meeting of the Registrant; and

3.	a proxy form for 2010 annual general meeting of the Registrant;

each made by the Registrant on April 29, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPPLEMENTAL NOTICE OF 2010 ANNUAL GENERAL MEETING

Attention:
(1)
This supplemental notice is issued for the purposes of informing the shareholders of the Company that pursuant to the applicable rules and regulations of the People’s Republic of China, China Huaneng Group, a shareholder of the Company holding more than 3% of the issued share capital of the Company, has requested to put forward resolution numbered 12 below for shareholders’ approval at the 2010 Annual General Meeting to be held on 17 May 2011. Such resolution will then be considered and examined by shareholders by way of special resolution at the 2010 Annual General Meeting.

(2)
A revised proxy form (“Revised Proxy Form”) is issued to the Company’s shareholders accompanying with this supplemental notice. The proxy form previously issued by the Company accompanying with the Notice of 2010 Annual General Meeting on 30 March 2011 (if duly completed and submitted) will still be valid unless the Company has received the Revised Proxy Form (if duly completed and submitted). However, shareholders using the original proxy form will not be able to vote in respect of Resolution numbered 12.

NOTICE IS HEREBY GIVEN that the 2010 annual general meeting (the “Annual General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 17 May 2011 at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:
ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2010

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2010

3.	To consider and approve the audited financial statements of the Company for 2010

4.	To consider and approve the profit distribution plan of the Company for 2010 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2011 (Note 2)

SPECIAL RESOLUTIONS

6.	To consider and approve the proposal regarding the issue of short-term debentures of the Company

To consider and approve that (i) the Company may issue the PRC short-term debentures of a principal amount up to RMB10 billion (in either one or multiple tranches) within 12 months from the date on which the shareholders’ approval is obtained; and (ii) an approval at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

7.	To consider and approve the proposal regarding the issue of super short-term debentures

To consider and approve that (i) the Company may apply to the National Association of Financial Market Institutional Investors for the quota of the issue of super short-term debentures with a principal amount of not exceeding RMB20 billion within 12 months from the date of obtaining an approval at the general meeting (to be issued within such period on a rolling basis); (ii) an approval at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue of the super short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the super short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

8.	To consider and approve the proposal regarding the general mandate for the issue of RMB–denominated debt instruments

To consider and approve that (i) the Company may issue either in one or multiple tranches financing instruments, including but not limited to RMB debentures, (for avoidance of doubt, the debt financing instruments mentioned herein excludes the short-term debentures and super short-term debentures under the proposal regarding the issue of short-term debentures of the Company and the proposal regarding the issue of super short-term debentures of the Company considered in this meeting) with a principal amount of up to RMB5 billion in or outside PRC within 12 months from the date the issue is approved at the general meeting; (ii) an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the issue of relevant debt financing instruments in accordance with the need of the Company and the market conditions as well as the supervisory provisions, including but not limited to the amount, interest, terms, potential investors and use of proceeds within the prescribed scope as set out in (i) above, and the production, execution and disclosure of all necessary documents.

9.	To consider and approve the proposal regarding the amendments to the Articles of Association of the Company (Note 3)

ORDINARY RESOLUTIONS

10.	To consider and approve the proposal on election of new session of the Board of Directors of the Company (Note 4)

	10.1	To consider and approve the re-appointment of Mr. Cao Peixi as a director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.2	To consider and approve the re-appointment of Mr. Huang Long as a director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.3	To consider and approve the appointment of Mr. Li Shiqi as a director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.4	To consider and approve the re-appointment of Mr. Huang Jian as a director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.5	To consider and approve the re-appointment of Mr. Liu Guoyue as a director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.6	To consider and approve the re-appointment of Mr. Fan Xiaxia as a director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.7	To consider and approve the re-appointment of Mr. Shan Qunying as a director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.8	To consider and approve the re-appointment of Mr. Liu Shuyuan as a director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.9	To consider and approve the re-appointment of Mr. Xu Zujian as a director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.10	To consider and approve the re-appointment of Ms. Huang Mingyuan as a director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.11	To consider and approve the re-appointment of Mr. Shao Shiwei as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.12	To consider and approve the re-appointment of Mr. Wu Liansheng as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.13	To consider and approve the appointment of Mr. Li Zhensheng as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.14	To consider and approve the appointment of Mr. Qi Yudong as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.15	To consider and approve the appointment of Mr. Zhang Shouwen as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect

11.	To consider and approve the proposal on election of new session of the Supervisory Committee of the Company (Note 5)

	11.1	To consider and approve the re-appointment of Mr. Guo Junming as a supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect

	11.2	To consider and approve the appointment of Mr. Hao Tingwei as a supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect

	11.3	To consider and approve the appointment of Ms. Zhang Mengjiao as a supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect

	11.4	To consider and approve the re-appointment of Mr. Gu Jianguo as a supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect

SPECIAL RESOLUTION

12.	To consider and approve the proposal regarding non-public issuance of debt financing instruments by the Company

To consider and approve that (i) the Company may apply to the National Association of Financial Market Institutional Investors for the quota of the non-public issuance of debt financing instruments with a principal amount of not exceeding RMB10 billion within 12 months from the date of obtaining an approval at the general meeting (to be issued within such period on a rolling basis) (for avoidance of doubt, the debt financing instruments regarding the general mandate for the issue of RMB-denominated debt instruments considered at the 2010 Annual General Meeting shall exclude this non-public issuance of debt financing instruments as considered herein); (ii) an approval at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the non-public issuance of debt financing instruments in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the non-public issuance of debt financing instruments to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

By Order of the Board
Gu Biquan
Company Secretary

Beijing, the PRC
29 April 2011

Notes:

1.
As per the annual financial statements audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, the net profit attributable to shareholders of the Company for the accounting year ended 31 December 2010 under PRC GAAP and International Financial Reporting Standards was RMB3,544,304,422 and RMB 3,347,984,085, respectively. 10% of the net profit attributable to shareholders of the Company before minority interest of the Company for 2010 under PRC GAAP (i.e. RMB3,544,304,422) should be appropriated to the statutory surplus reserve fund, amounting to RMB354,430,442. There was no appropriation to discretionary surplus reserve fund. According to the applicable laws and the articles of association of the Company, dividends for distribution by the Company are based on the lower of the amounts determined in accordance with the above two accounting standards.

The Company’s proposed profit distribution plan for 2010 is a cash dividend of RMB0.20 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB2,811,076,688.

2.	Proposal regarding the appointment of the Company’s auditors for 2011.

To re-appoint PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. as the PRC auditors of the Company and PricewaterhouseCoopers as the Company’s international auditors for 2011 with a total remuneration of RMB26.41 million (of which, the remuneration for financial audit and for internal control audit be estimated to be RMB20.41 million and RMB6 million, respectively).

3.	Please refer to announcement of the Company dated 30 March 2011 and circular of the Company dated 21 April 2011 regarding the proposed amendments to the Articles of Association of the Company.

4.	Please refer to an announcement of the Company dated 30 March 2011 and circular of the Company dated 21 April 2011 regarding the biographical details of the candidates of Directors.

5.	Please refer to an announcement of the Company dated 30 March 2011 and circular of the Company dated 21 April 2011 regarding the biographical details of the candidates of supervisors.

6.	Eligibility for attending the Annual General Meeting

Holders of the Company’s H Shares whose names appear on the HK$ Dividend H Shares Register and the US$ Dividend H Shares Register maintained by Hong Kong Registrars Limited at 4:30 p.m. on 21 April 2011 are eligible to attend the Annual General Meeting and are entitled to receive cash dividends.

7.	Proxy

	(i)	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

	(iv)	A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

8.	Registration procedures for attending the Annual General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

	(ii)	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 26 April 2011.

	(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

9.	Closure of H Share Register of Members

The H share register of members of the Company will be closed from 26 April 2011 to 17 May 2011 (both days inclusive).

10.	Other Businesses

	(i)	The Annual General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre,
183 Queen’s Road East,
Hong Kong

(iii)	The business address of the Company is at:

Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China
Telephone No.: (+86)-10-6322 6590
Facsimile No.: (+86)-10-6641 2321

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

INCLUSION OF A NEWLY PROPOSED RESOLUTION FOR APPROVAL AT THE 2010 ANNUAL GENERAL MEETING

In accordance with the applicable laws and regulations, including the Company Law of the PRC and PRC’s Regulations for Convening of General Meetings of Listed Companies, shareholder(s) of a listed company who hold(s), individually or in aggregate, 3% or more of the shares of a listed company are entitled to put forward ad hoc proposal at general meetings. Huaneng Group, a shareholder of the Company holding more than 3% of the issued shares of the Company, has asked the Board to table the proposal regarding non-public issuance of debt financing instruments by the Company at the 2010 Annual General Meeting to be held on 17 May 2011 after the Board considered and approved such proposal. On 28 April 2011, the Board considered and approved the proposal regarding non-public issuance of debt financing instruments by the Company. At the request of Huaneng Group, the Board therefore included such ad hoc proposal in the agenda of the 2010 Annual General Meeting as a newly-included proposed resolution numbered 12 for shareholders’ approval by way of special resolution. Save for such newly-included proposed resolution numbered 12, all other matters and details as contained in the AGM Notice issued by the Company on 30 March 2011 remain unchanged.

The Revised Proxy Form will as soon as practicable be issued and despatched to the Company’s shareholders together with a copy of this announcement. Proxies in the from previously distributed by the Company together with the AGM Notice (dated 30 March 2011) that have been duly completed and timely submitted by the shareholders of the Company will still be considered valid proxies for the 2010 Annual General Meeting unless the Company receives a duly completed proxy on the Revised Form of Proxy. However, shareholders using the original proxy form will not be able to vote in respect of Resolution No. 12.

The notice (the “AGM Notice”) convening the 2010 annual general meeting (the “AGM” or “2010 Annual General Meeting”) of Huaneng Power International, Inc. (the “Company”) to be held at 9:00 a.m. on 17 May 2011 was issued by the Company on 30 March 2011. Unless otherwise specified, terms defined in the AGM Notice shall have the same meanings when used herein.

In accordance with the applicable laws and regulations, including the Company Law of the People’s Republic of China (“PRC”) and PRC’s Regulations for Convening of General Meetings of Listed Companies, shareholders(s) of a listed company who hold(s), individually or in aggregate, 3% or more of the shares of a listed company are entitled to put forward ad hoc proposal at general meetings. China Huaneng Group (“Huaneng Group”), a shareholder of the Company holding more than 3% of the issued shares of the Company, has asked the Board of Directors of the Company (the “Board”) to table the proposal regarding non-public issuance of debt financing instruments by the Company at the 2010 Annual General Meeting to be held on 17 May 2011 after the Board considered and approved such proposal. On 28 April 2011, the Board considered and approved the proposal regarding non-public issuance of debt financing instruments by the Company. At the request of Huaneng Group, the Board therefore included such ad hoc proposal in the agenda of the 2010 Annual General Meeting as a newly-included proposed resolution numbered 12 for shareholders’ approval by way of special resolution.

Proposed resolution numbered 12 is set out below:

Proposal regarding the non-public issuance of debt financing instruments by the Company (Resolution No. 12 as special resolution)

“To consider and approve that (i) the Company may apply to the National Association of Financial Market Institutional Investors for the quota of the non-public issuance of debt financing instruments with a principal amount of not exceeding RMB10 billion within 12 months from the date of obtaining an approval at the general meeting (to be issued within such period on a rolling basis) (for avoidance of doubt, the debt financing instruments regarding the general mandate for the issue of RMB-denominated debt instruments considered at the 2010 Annual General Meeting shall exclude this non-public issuance of debt financing instruments as considered herein); (ii) an approval at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the non-public issuance of debt financing instruments in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the non-public issuance of debt financing instruments to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.”

Save for the inclusion of the proposed Special Resolution numbered 12 as set out above, no other changes will be made to the resolutions proposed for approval at the AGM. All resolutions originally set out in the AGM Notice and other details included therein remain unchanged.

In light of the newly-included special resolution set out above (the “New Resolution”) to be proposed at the AGM, a revised proxy form for use at the AGM (the “Revised Proxy Form”) will as soon as practicable be issued and despatched by the Company to its shareholders together with a copy of this announcement. Any of the company’s shareholders entitled, but not otherwise able, to attend and vote in respect of the New Resolution at the AGM are strongly urged to complete and return the Revised Proxy Form in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof). Completion and return of the Revised Proxy Form will not preclude shareholders from attending and voting in respect of the New Resolution at the AGM (or any adjournment thereof).

The proxy form issued by the Company and despatched to its shareholders with AGM Notice dated 30 March 2011, if completed and received by the Company in accordance with the instructions printed thereon, is, and will continue to be, valid in respect of all other resolutions proposed for approval at the AGM. Shareholders not using the Revised Proxy Form are however not able to vote in respect of the New Resolution.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
29 April 2011

Proxy Form for 2010 Annual General Meeting (Revised)

Attention:
Please note that Resolution No. 12 is a new item included in the agenda of 2010 Annual General Meeting. For further details, please refer to the announcement and supplemental notice of 2010 annual general meeting both issued by the Company on 29 April 2011.

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (We) (Note 2) _____________________ of _______________________________________________________________________________
________________________________________________________________________________________________________________ ,
Shareholders’ Account: ______________________________________ and I.D. No.: , __________________________________________
being the holder(s) of _______________________________________________________________________________________________
H Share(s)/Domestic Share(s) * (Note 1) of Huaneng Power International, Inc. (the “Company”) now appoint (Note 3)
________________________________  I.D. No.: _________________________________  (of _________________________________
_______________________________________________________________________________________________________________) ,
or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2010 Annual General Meeting (“Annual General Meeting”)to be held at 9 a.m. on 17 May 2011 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.(Note 6)

	ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)
1.	To consider and approve the working report from the Board of Directors of the Company for 2010
2.	To consider and approve the working report from the Supervisory Committee of the Company for 2010
3.	To consider and approve the audited financial statements of the Company for 2010
4.	To consider and approve the profit distribution plan of the Company for 2010
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2011

	SPECIAL RESOLUTIONS		For (Note 4)	Against (Note 4)
6.	To consider and approve the proposal regarding the issue of short-term debentures of the Company
7.	To consider and approve the proposal regarding the issue of super short-term debentures
8.	To consider and approve the proposal regarding the general mandate for the issue of RMB–denominated debt instruments
9.	To consider and approve the proposal regarding the amendments to the Articles of Association of the Company
ORDINARY RESOLUTIONS
10.	To consider and approve the proposal on election of new session of the Board of Directors of the Company
	10.1	To consider and approve the re-appointment of Mr. Cao Peixi as a director of the seventh session of the Board of Directors of the Company, with immediate effect
	10.2	To consider and approve the re-appointment of Mr. Huang Long as a director of the seventh session of the Board of Directors of the Company, with immediate effect
	10.3	To consider and approve the appointment of Mr. Li Shiqi as a director of the seventh session of the Board of Directors of the Company, with immediate effect
	10.4	To consider and approve the re-appointment of Mr. Huang Jian as a director of the seventh session of the Board of Directors of the Company, with immediate effect
	10.5	To consider and approve the re-appointment of Mr. Liu Guoyue as a director of the seventh session of the Board of Directors of the Company, with immediate effect
	10.6	To consider and approve the re-appointment of Mr. Fan Xiaxia as a director of the seventh session of the Board of Directors of the Company, with immediate effect
	10.7	To consider and approve the re-appointment of Mr. Shan Qunying as a director of the seventh session of the Board of Directors of the Company, with immediate effect

	ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)
	10.8	To consider and approve the re-appointment of Mr. Liu Shuyuan as a director of the seventh session of the Board of Directors of the Company, with immediate effect
	10.9	To consider and approve the re-appointment of Mr. Xu Zujian as a director of the seventh session of the Board of Directors of the Company, with immediate effect
	10.10	To consider and approve the re-appointment of Ms. Huang Mingyuan as a director of the seventh session of the Board of Directors of the Company, with immediate effect
	10.11	To consider and approve the re-appointment of Mr. Shao Shiwei as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect
	10.12	To consider and approve the re-appointment of Mr. Wu Liansheng as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect
	10.13	To consider and approve the appointment of Mr. Li Zhensheng as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect
	10.14	To consider and approve the appointment of Mr. Qi Yudong as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect
	10.15	To consider and approve the appointment of Mr. Zhang Shouwen as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect
11.	To consider and approve the proposal on election of new session of the Supervisory Committee of the Company
	11.1	To consider and approve the re-appointment of Mr. Guo Junming as a Supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect
	11.2	To consider and approve the appointment of Mr. Hao Tingwei as a Supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect
	11.3	To consider and approve the appointment of Ms. Zhang Mengjiao as a supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect
	11.4	To consider and approve the re-appointment of Mr. Gu Jianguo as a supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect
SPECIAL RESOLUTION
12.	To consider and approve the proposal regarding the non-public issuance of debt financing instruments by the Company (Note 7)

Date: _________________________ 2011	Signature: _________________________ (Note 5)

Notes:

1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the Annual General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “Ö” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “Ö” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrar Limited, at least 24 hours before the time designated for the holding of the Annual General Meeting.

7.	The full text of Resolution 12 is set out in the Supplemental Notice of 2010 Annual General Meeting.

* Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By   /s/ Gu Biquan

Name: Gu Biquan

Title:   Company Secretary

Date:    April 29, 2011